Exhibit 99.1

Stratasys Releases Fourth Quarter and Full Year 2021 Financial Results

•	Fourth quarter revenue of $167.0 million, 17.3% growth over fourth quarter 2020

•	Fourth quarter GAAP net loss of $4.8 million, or $0.07 per diluted share, and non-GAAP net income of $0.5 million, or $0.01 per diluted share

•	Generated $4.4 million of cash from operations during the fourth quarter

•	$502.2 million cash and equivalents and no debt at year end 2021

MINNEAPOLIS & REHOVOT, Israel - (BUSINESS WIRE) - February 23, 2022 - Stratasys Ltd. (Nasdaq: SSYS), a leader in polymer 3D printing solutions, today announced financial results for the fourth quarter and full year 2021.

Summary - Fourth Quarter 2021 Financial Results Compared to Fourth Quarter 2020:

•	Revenue of $167.0 million compared to $142.4 million.

•	GAAP gross margin of 43.7%, compared to 46.4%.

•	Non-GAAP gross margin of 48.7%, compared to 49.5%.

•	GAAP operating loss of $16.2 million, compared to an operating loss of $2.5 million.

•	Non-GAAP operating income of $1.7 million, compared to non-GAAP operating income of $8.3 million that reflected lower operating expenses due to a 4-day work-week.

•	GAAP net loss of $4.8 million, or $0.07 per diluted share, compared to net income of $11.0 million, or $0.20 per diluted share that included a one-time $14 million tax benefit.

•	Non-GAAP net income of $0.5 million, or $0.01 per diluted share, compared to non-GAAP net income of $7.0 million, or $0.13 per diluted share.

•	Adjusted EBITDA of $7.9 million, compared to $14.6 million.

•	Cash generated from operations of $4.4 million, compared to $23.7 million, reflecting higher inventory purchasing year over year.

Dr. Yoav Zeif, Stratasys’ Chief Executive Officer stated, “Our strong execution and results for the fourth quarter were driven by growth across all technologies and regions. Revenue was up over 17%, led by systems growth of 26% as we delivered our highest systems sales in three years, helping to generate our sixth consecutive quarter of positive operating cash flow.”

Dr. Zeif continued, “In 2021 we established the necessary infrastructure to drive our company’s success in the years to come with key acquisitions and successful product launches. We strengthened our industry leadership position as we reinvigorated and expanded our entire polymer 3D printing portfolio. A multitude of industries continues to embrace the many benefits of additive manufacturing and incorporate them into their mass production of parts, and Stratasys is at the forefront of this ongoing transformation. Equipped with best-in-class offerings, unmatched Go-to-Market network and support infrastructure, a strong balance sheet, and the best 3D printing talent relentlessly focused on execution, we are positioned to further build on our momentum in 2022. As we look ahead, we are energized and excited for the future of Stratasys.”

Summary - 2021 Financial Results Compared to 2020:

•	Revenue of $607.2 million compared to $520.8 million.

•	GAAP gross margin of 42.8%, compared to 42.1%.

•	Non-GAAP gross margin of 47.8%, compared to 47.6%.

•	GAAP operating loss of $79.2 million, compared to a $456.0 million operating loss that was primarily due to a $386.2 million non-cash goodwill impairment.

•	Non-GAAP operating loss of $1.7 million, compared to a $9.1 million non-GAAP operating loss.

•	Adjusted EBITDA of $22.6 million, compared to $16.0 million.

•	GAAP net loss of $62.0 million, or ($0.98) per diluted share, compared to a loss of $443.7 million, or ($8.08) per diluted share, that included a non-cash $386.2 million goodwill impairment.

•	Non-GAAP net loss of $4.3 million, or $(0.07) per diluted share, compared to non-GAAP net loss of $13.9 million, or $(0.25) per diluted share.

•	Cash generated from operations of $35.8 million, compared to $27.8 million.

Financial Outlook:

Based on current market conditions and assuming that the impacts of the COVID-19 pandemic or global supply chain costs do not impede economic activity further, the Company is providing the following outlook for 2022:

•	Full year revenue of $680 million to $695 million.

•	Sequential quarterly revenue growth.

•	First quarter revenue growth expected to reach high teens as a percentage over first quarter of 2021.

•	Based on current logistics and materials costs, full year gross margins of flat to slightly higher, with improved year-over-year growth in the second half of 2022.

•	First quarter gross margins expected to be relatively flat compared to first quarter 2021.

•	Targeting long-term gross margins over 50%.

•	Full year-operating expenses $20 million to $25 million higher than 2021, primarily due to ongoing investments in new products to drive higher revenue.

•	Full year non-GAAP operating margins slightly above 2%, with small losses in the first half and profitable contribution in the second half of the year.

•	Targeting long-term double digit non-GAAP operating margins.

•	GAAP net loss of $74 million to $67 million, or ($1.11) to ($1.00) per diluted share.

•	Non-GAAP net income of $10 million to $13 million, or $0.14 to $0.19 per diluted share.

•	Adjusted EBITDA of $38 million to $41 million.

•	Capital expenditures of $20 million to $25 million.

Non-GAAP earnings guidance excludes $37 million to $38 million of projected amortization of intangible assets, $31 million to $33 million of share-based compensation expense, and reorganization and other expenses of $14 million to $15 million. Non-GAAP guidance includes tax adjustments of $2 million to $1 million on the above non-GAAP items.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Stratasys Ltd. Fourth Quarter 2021 Webcast and Conference Call Details

The Company plans to webcast its conference call to discuss its fourth quarter 2021 financial results on Wednesday, February 23, 2022, at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:

https://themediaframe.com/mediaframe/webcast.html?webcastid=UEHU5sS7

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2022 and beyond, are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the strength and duration of, and degree of recovery from, the COVID-19 pandemic in the markets in which we operate; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2021, which we are filing with the U.S. Securities and Exchange Commission, or SEC, on or about the date hereof (the “2021 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2021 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2022, which will be furnished to the SEC throughout 2022, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Yonah Lloyd

CCO, VP Investor Relations

Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

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